Exhibit (a)(1)(ix)

January 6, 2006

LEVINE LEICHTMAN COMMENCES TENDER OFFER

FOR FOX & HOUND RESTAURANT GROUP

Levine Leichtman Capital Partners III, L.P., through F&H Finance Corp., its indirect wholly-owned subsidiary, is today commencing its tender offer for all outstanding shares of Common Stock of Fox & Hound Restaurant Group (NASDAQ: FOXX) (“Fox & Hound”), at a price of $15.50 per share, payable in cash. The offer has been unanimously approved and recommended by Fox & Hound’s board of directors upon the unanimous recommendation of a special committee consisting of Fox & Hound’s independent directors and the advice of independent counsel and financial advisors. The offer is being made pursuant to the merger agreement between the companies announced on December 30, 2005.

The tender offer, which is currently scheduled to expire at 5:00 p.m., New York City time on Monday, February 6, 2006 unless extended, is subject to the tender by Fox & Hound shareholders of that number of shares of Fox & Hound which, together with all shares of the Company owned by F&H Finance Corp. or its direct parent, Fox Acquisition Company, would represent a majority of the outstanding shares of Fox & Hound at the time of purchase.

Levine Leichtman Capital Partners, Inc. (“Levine Leichtman”) is a Los Angeles, California private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman. Levine Leichtman manages in excess of $1.1 billion of institutional investment capital through private equity partnerships. Levine Leichtman has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million. Levine Leichtman is currently making new investments through Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Successful investments by Levine Leichtman include Jon Douglas Real Estate Services Group, Inc., Consumer Portfolio Services, Inc., the Quizno’s Corporation and CiCi’s Pizza, Inc.

For further information, contact:

Levine Leichtman: Stephen J. Hogan, (310) 275-5335

D.F. King & Co., Inc.: Edward McCarthy, (212) 493-6952